130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

January 30, 2019	No. 19-01

Avalon Attracts Development Partner to Nechalacho Rare Earth Elements Project
Yellowknife, NWT

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has attracted a new partner in private Australian company, Cheetah Resources Pty Ltd. (“Cheetah”) to participate in the development of the rare earth resources on its mining leases collectively comprising the Nechalacho Project at Thor Lake near Yellowknife, NWT, Canada (the “Property”).

Avalon and Cheetah have signed a binding Terms Sheet under which Cheetah will acquire ownership of the near surface resources in the T-Zone and Tardiff Zones for a total cash consideration of C$5 million while Avalon will retain ownership of the resources in the Basal Zone that was the subject of its 2013 Feasibility Study. Avalon will continue to manage work programs on the Property and retain its 3% NSR type royalty. The formal agreement is expected to be completed within the next 60 days following which a new work program will be initiated focusing on the T-Zone rare earth resources.

Cheetah is focused on the small-scale development of rare earth resources enriched in the “magnet rare earths”, neodymium and praseodymium (“Nd-Pr”), presently in short supply and high demand for clean technology applications notably electric vehicles. Such an opportunity was recently recognized by Avalon in the T-Zone and Tardiff Zones (see the Company’s News Release dated October 10, 2018) that appears to be well-suited for very low cost, pilot-scale development utilizing ore-sorting technology. This model also has the important benefit of having minimal environmental impacts. Cheetah is interested in pursuing this opportunity collaboratively with Avalon. Once in operation, the partners will have the opportunity to begin to evaluate by-product opportunities from the T-Zone, notably lithium, and the future growth potential from the other mineralized zones on the Property.

Avalon President and CEO, Don Bubar commented “We are delighted to have attracted a like-minded partner in Cheetah to the rare earth opportunity at Thor Lake. The agreement structure will allow Avalon to resume its long term development aspirations for the Nechalacho Project, and secure a source of non-dilutive working capital to continue to advance our other near term development aspirations for the East Kemptville Tin and Separation Rapids Lithium Projects.”

Compilation work continues toward preparing a scope of work and budget for a 2019 work program on the T-Zone and Tardiff Zones. This includes preparing a new block model from historical data for the T-Zone resources and initial test work on the application of ore-sorting technology on the North T Nd-Pr-rich bastnaesite mineralization. Re-sampling and analysis of select samples of archived drill core collected during the fall 2018 work program confirmed the high Nd-Pr grades in the bastnaesite-rich F-subzone. For example, a 2.59 metre core length in hole 84-77 averaged 9.0% total rare earth oxides including 2.80% Nd-Pr oxide.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President, Exploration, Dr. William Mercer, P. Geo (Ont), who is a Qualified Person under NI 43-101.

About Cheetah Resources Pty Ltd.
Cheetah Resources Pty Ltd is an Australian private company focused on the development of rare earth resource projects. Cheetah was established by a team of mining executives experienced in the financing and development of rare earth and other strategic mineral projects around the world.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about future development plans, that Avalon will continue to be the operator of all work programs, and that the formal agreement is expected to be completed within the next 60 days following which a new work program will be initiated on the T-Zone rare earth resources . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.